Exhibit 99

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM ON FINANCIAL STATEMENT

To the Board of Directors of

Sunoco Partners LLC:

We have audited the accompanying parent-company-only balance sheet of Sunoco Partners LLC as of December 31, 2004. The parent-company-only balance sheet is the responsibility of Sunoco Partners LLC’s management. Our responsibility is to express an opinion on the parent-company-only balance sheet based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the parent-company-only balance sheet is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the parent-company-only balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the parent-company-only balance sheet referred to above presents fairly, in all material respects, the financial position of Sunoco Partners LLC at December 31, 2004, in conformity with U.S. generally accepted accounting principles.

ERNST & YOUNG LLP

Philadelphia, Pennsylvania

March 2, 2005

SUNOCO PARTNERS LLC

BALANCE SHEET

December 31, 2004
Assets
Current Assets
Advances to affiliate	$92,502,032

Total Current Assets	92,502,032
Notes receivable from affiliates	329,774,725
Investment in Sunoco Logistics Partners L.P.	218,442,627

Total Assets	$640,719,384

Liabilities and Owners’ Equity
Current Liabilities
Accrued liabilities	$2,569,480

Total Current Liabilities	2,569,480
Owners’ equity	638,149,904

Total Liabilities and Owners’ Equity	$640,719,384

(See Accompanying Notes)

SUNOCO PARTNERS LLC

NOTES TO BALANCE SHEET

1.	Nature of Operations and Basis of Presentation

Sunoco Partners LLC (the “Company”) is a Pennsylvania limited liability company formed on October 12, 2001 to become the general partner of Sunoco Logistics Partners L.P. (the “Partnership”). The Company is wholly-owned by subsidiaries of Sunoco, Inc.

The Partnership is a Delaware limited partnership formed by Sunoco, Inc. on October 15, 2001 to acquire, own and operate a substantial portion of Sunoco Inc.’s logistics business, consisting of refined product pipelines, terminalling and storage assets, crude oil pipelines, and crude oil acquisition and marketing assets located in the Northeast, Midwest and Southwest United States (the “Predecessor”).

On February 8, 2002, Sunoco, Inc., through the Company, contributed the Predecessor to the Partnership in exchange for: (i) a 2 percent general partner interest in the Partnership; (ii) incentive distribution rights (as defined in the partnership agreement); (iii) 5,633,639 common units; (iv) 11,383,639 subordinated units; and (v) a special interest representing the right to receive from the Partnership on the closing of the initial public offering (“IPO”) the net proceeds from the issuance of $250 million aggregate principal amount of ten-year senior notes by Sunoco Logistics Partners Operations L.P., a subsidiary of the Partnership. The Partnership guarantees these notes. The net proceeds distributed to the Company were $244.8 million. The Partnership concurrently issued 5.75 million common units (including 750,000 units issued pursuant to the underwriters’ over-allotment option), representing a 24.8 percent limited partnership interest in the Partnership, in an IPO at a price of $20.25 per unit. Proceeds from the IPO, which totaled $96.5 million net of underwriting discounts and offering expenses, were used by the Partnership to establish working capital that was not contributed to the Partnership by Sunoco, Inc.

The Company, as general partner, manages the operations and activities of the Partnership and owes a fiduciary duty to the Partnership’s unitholders. Most of the Partnership’s operations personnel are employees of the Company. The Company is liable, as general partner, for all of the Partnership’s debts (to the extent not paid from the Partnership’s assets), except for indebtedness or other obligations that are made specifically nonrecourse to the general partners.

The Company does not receive any management fee or other compensation for its management of the Partnership. The Company and its affiliates are reimbursed for expenses incurred on the Partnership’s behalf. These expenses include the costs of employee, officer, and director compensation and benefits properly allocable to the Partnership, and all other expenses necessary or appropriate to conduct the business of, and allocable to, the Partnership. The partnership agreement provides that the Company, as general partner, will determine the expenses that are allocable to the Partnership in any reasonable manner determined by the Company in its sole discretion.

The accompanying balance sheet of Sunoco Partners LLC is of the parent company only and does not include the accounts of Sunoco Logistics Partners L.P. or any of its subsidiaries. Sunoco Partners LLC’s investment in the Partnership in the balance sheet is stated at cost plus equity in undistributed earnings of the Partnership since February 8, 2002, the date of the IPO. The parent-company-only balance sheet should be read in conjunction with the financial statements and accompanying notes of Sunoco Logistics Partners L.P. as of and for the year ended December 31, 2004, filed in this Form 10-K.

2.	Partnership Equity Offering

On April 7, 2004, the Partnership sold 3.4 million common units in a public offering for total gross proceeds of $135.1 million. The units were issued under the Partnership’s previously filed Form S-3 shelf registration statement. The sale of the units resulted in net proceeds of $128.7 million, after underwriters’ commissions and legal, accounting, and other transaction expenses. Net proceeds from the sale were used to (a) redeem approximately 2.2 million common units from the Company for $82.7 million, (b) replenish cash utilized to acquire the Eagle Point logistics assets for $20.0 million, (c) finance the acquisition of the two refined product terminals for $12.0 million, (d) finance the acquisition of an additional 33.3 percent undivided interest in the Harbor pipeline for $7.3 million, and (e) for general partnership purposes, including to replenish cash used for past acquisitions and capital improvements, and for other expansion, capital improvements or acquisition projects. As a result of this net issuance of 1.2 million common units, the Partnership also received $1.0 million from the company as a capital contribution to maintain its 2.0 percent general partner interest. After the redemption of its units, the Company’s ownership interest in the Partnership decreased from 75.3 percent to 62.6 percent, including its 2.0 percent general partner interest.

3.	Related Party Transactions

Advances to Affiliate

Advances to affiliate reflects the Company’s participation in Sunoco, Inc.’s central cash management program, wherein all of the Company’s cash receipts are remitted to Sunoco, Inc. and all cash disbursements are funded by Sunoco, Inc. There are no terms of settlement or interest charges attributable to this balance.

Notes receivable from Affiliates

Effective February 8, 2002, the Company loaned $246.7 million to another subsidiary of Sunoco, Inc. The loan, which is evidenced by a note due February 8, 2005, earns interest at an interest rate based on 115 percent of the short-term applicable federal rate established by the Internal Revenue Service. The interest rate on this note at December 31, 2004 was 2.72 percent. There are no restrictions on the Company’s ability to distribute this note receivable to its owners. In February 2005, this note was renewed through February 8, 2008.

On April 7, 2004, the Company loaned $83.1 million to another subsidiary of Sunoco, Inc. The loan, which is evidenced by a note due April 1, 2007, earns interest at an interest rate of 1.47 percent. There are no restrictions on the Company’s ability to distribute this note receivable to its owners.

License Agreement

The Partnership entered into a license agreement at the closing of the IPO with Sunoco and certain of its affiliates, including the Company, pursuant to which the Partnership granted to the Company a license to the Partnership’s intellectual property so that the Company can manage the Partnership’s operations and create intellectual property using the Partnership’s intellectual property. The Company will assign to the Partnership the new intellectual property it creates in operating the Partnership’s business. The Company has also licensed to the Partnership certain of its own intellectual property for use in the conduct of the Partnership’s business and the Partnership licensed to the Company certain of the Partnership’s intellectual property for use in the conduct of its business. The license agreement also grants to the Partnership a license to use the trademarks, trade names, and service marks of Sunoco in the conduct of the Partnership’s business.